The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 MAR 21 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021970

March 19, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

B

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Conversion of Preferred Shares No. 1 of The Yachiyo Bank, Ltd. to Common Shares</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 3/21

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

March 19, 2007

The Sumitomo Trust & Banking Co., Ltd.

RECEIVED
2007 MAR 21 A 10: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Conversion of Preferred Shares No. 1 of The Yachiyo Bank, Ltd. to Common Shares

The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) and The Yachiyo Bank, Ltd. (Yachiyo Bank) reached an agreement on business and capital alliances on March 17, 2006.

In relation to the receipt of listing approval from the Tokyo Stock Exchange, which was disclosed today, Yachiyo Bank requested Sumitomo Trust to exercise above set forth (Conversion). Conversion was to exchange 10,000 Preferred Shares No. 1 issued by Yachiyo Bank, which Sumitomo Trust purchased on March 24, 2006, to common shares of Yachiyo Bank (Common Shares), and we, Sumitomo Trust, hereby announce that Conversion was completed through necessary procedure of the relevant authorities.

We plan to hold Common Shares for the time being, while taking market environment and discussion with Yachiyo Bank into consideration.

1. Outline of the preferred shares

(1) Type of shares to be converted	Preferred Share No. 1
(2) Number of shares held	10,000 shares
(3) Purchase price	1,144,800 yen per share
(4) Preferred dividend	11,300 yen per share
(5) Conversion price	Net Asset per share calculated at the end of the latest fiscal year or half fiscal year

2. Reason for Conversion

   We responded to the request from Yachiyo Bank for Conversion, which was necessary for Yachiyo Bank to be listed on the Tokyo Stock Exchange.

3. Conversion price and common shares to be held by Conversion

(1) Conversion price	567,705.4 yen (Net Asset per share at the end of fiscal year 2006)
(2) Number of shares to be converted	17,614 (common share)

We hold 22,906 common shares of Yachyo Bank in total after Conversion, combined with original 5,292 shares, representing 16.57% of total number of common shares issued. Yachiyo Bank intends to increase its capital stock at the time of listing, and as a result, the ratio is expected to be 14.20%.

Through the business alliance between Sumitomo Trust and Yachiyo Bank, both parties have achieved substantial results in marketing such products as mutual funds, estate and will services, and real estate businesses. Both parties will keep aiming to enhance each corporate value by providing services with respective competitive advantage.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

END